Filed by Cardiac Science, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: CSQ Holding Company
Registration No. 333-124514

This filing relates to a proposed business combination between Cardiac Science, Inc. (“Cardiac Science”) and Quinton Cardiology Systems, Inc. (“Quinton”), pursuant to the terms of an Agreement and Plan of Merger, dated as of February 28, 2005 (the “Merger Agreement”), by and among Cardiac Science, Quinton, CSQ Holding Company (“Newco”), Rhythm Acquisition Corporation and Heart Acquisition Corporation.

Where to Find Additional Information about the Merger

Under the terms of the Merger Agreement, the parties have formed Newco, and two wholly-owned acquisition subsidiaries of Newco that will merge with and into Quinton and Cardiac Science, respectively. As part of the proposed transaction, Quinton will also merge into Newco. Newco has filed a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus in connection with the proposed merger transaction.  Investors and security holders are urged to read the definitive joint proxy statement/prospectus carefully when it becomes available because it will set forth important information about the proposed transaction.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Cardiac Science by contacting Cardiac Science Investor Relations at (949)-474-4300.  Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Quinton by contacting Quinton Investor Relations at (425) 402-2009.

Quinton and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Quinton in connection with the proposed merger transaction.  Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the joint proxy statement/prospectus of Cardiac Science and Quinton described above.  Additional information regarding these directors and executive officers is also included in Quinton's Annual Report on Form 10-K/A for the year ended December 31, 2004, which was filed with the Securities and Exchange Commission on or about April 22, 2005.  This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Quinton by contacting Quinton Investor Relations at (425) 402-2009.

Cardiac Science and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Cardiac Science in connection with the proposed merger transaction.  Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus of Cardiac Science and Quinton described above.  Additional information regarding the directors and executive officers of Cardiac Science is also included in Cardiac Science’s Annual Report on Form 10-K for the year ended December 31, 2004, which was filed with the Securities and Exchange Commission on or about March 16, 2005.  This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Cardiac Science by contacting Cardiac Science Investor Relations at (949) 474-4300.